CUSIP No. 03783C100	13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AppFolio, Inc.

(Name of Company)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Kimberly Shea

Vice President of Finance

IGSB, Inc.

1485 E Valley Road, Suite H

Santa Barbara, CA 93108

(805) 969-9292

With a copy to:

Ben A. Frydman, Esq.

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100	13D	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSONS IGSB IVP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,620,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,620,529
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 03783C100	13D	Page 3 of 16 Pages

1.	NAMES OF REPORTING PERSONS IGSB Internal Venture Fund II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,430,577
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,430,577
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,577
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 03783C100	13D	Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSONS IGSB IVP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,058,659
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,058,659
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,058,659
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 03783C100	13D	Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSONS IGSB Internal Venture Fund III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 751,203
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 751,203
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,203
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 03783C100	13D	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSONS Investment Group of Santa Barbara, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,809,862
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,809,862
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,862
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 03783C100	13D	Page 7 of 16 Pages

1.	NAMES OF REPORTING PERSONS Timothy K. Bliss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,770,382
	8.	SHARED VOTING POWER 1,809,862
	9.	SOLE DISPOSITIVE POWER 7,770,382
	10.	SHARED DISPOSITIVE POWER 1,809,862
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,580,244
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03783C100	13D	Page 8 of 16 Pages

1.	NAMES OF REPORTING PERSONS Maurice J. Duca
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 878,687
	8.	SHARED VOTING POWER 1,809,862
	9.	SOLE DISPOSITIVE POWER 878,687
	10.	SHARED DISPOSITIVE POWER 1,809,862
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,688,549
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03783C100	13D	Page 9 of 16 Pages

1.	NAMES OF REPORTING PERSONS William R. Rauth III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,041
	8.	SHARED VOTING POWER 1,809,862
	9.	SOLE DISPOSITIVE POWER 5,041
	10.	SHARED DISPOSITIVE POWER 1,809,862
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,814,903
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03783C100	13D	Page 10 of 16 Pages

Item 1.	Security and Company

The securities to which this Schedule 13D relates are the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), of AppFolio, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 50 Castilian Drive, Goleta, California 93117.

Item 2.	Identity and Background

(a)-(f) This Schedule 13D is filed jointly by: (i) IGSB IVP II, a California limited liability company (“IVP 2”); (ii) IGSB Internal Venture Fund II, a California limited liability company (“Venture Fund 2”); (iii) IGSB IVP III, a California limited liability company (“IVP 3”); (iv) IGSB Internal Venture Fund III, a California limited liability company (“Venture Fund 3” and, together with IVP 2, Venture Fund 2 and IVP 3, the “Investment Funds); Investment Group of Santa Barbara, LLC, a California limited liability company (“IGSB”), (vi) Timothy K. Bliss, an individual (“Mr. Bliss”), who also is one of the directors of the Company; (vii) Maurice J. Duca, an individual (“Mr. Duca”); and (viii) William R. Rauth III, an individual (“Mr. Rauth”), who also is one of the directors of the Company. The Investment Funds, IGSB and Messrs. Bliss, Duca and Rauth, shall sometimes be referred to, collectively, in this Schedule 13D as the “Reporting Persons”. Mr. Bliss is the sole manager of IVP 2 and Venture Fund 2. IGSB is the manager of IVP 3 and Venture Fund 3 and Messrs. Bliss, Duca and Rauth are the managing members of IGSB. The Investment Funds are private investment entities which primarily make equity investments in both private and publicly traded companies. Messrs. Bliss, Duca and Rauth are private investors and are the sole members of IGSB and each of them is a citizen of the United States.

The business address of each Reporting Person is c/o IGSB, Inc. 1485 E. Valley Road, Suite H, Santa Barbara, CA 93108.

During the past five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to June 25, 2015, each of the Investment Funds, and each of Messrs. Bliss and Rauth (acting individually), owned shares of the Company’s Series A, Series B, Series B-1, Series B-2 or Series B-3 Convertible Preferred Stock (“Preferred Shares”), which they had purchased for cash in privately negotiated transactions. Initially, each of those Preferred Shares was convertible, at the option of the holders thereof, into one share of the Company’s common stock, par value $0.0001 per share. On June 4, 2015, the Company effectuated a 1-for-4 reverse stock split of its outstanding shares of common stock and, effective June 25, 2015, those shares of common stock were reclassified into a like number of shares of the Company’s Class B Common Stock (the “Class B Shares”). By reason thereof, each of the then outstanding Preferred Shares, including each of the Preferred Shares owned by the Reporting Persons, ceased to be convertible into shares of common stock and, instead, became convertible into 0.25 of a share of Class B Common Stock.

The Class B Shares are convertible, at the option of the holders thereof, and under certain limited circumstances may automatically convert, into a like number of shares of the Company’s Class A Common Stock (“Class A Shares”). The Class B and Class A Shares are identical in all respects, except for their voting rights. Except as may be required by law, the holders of the Class A Shares and Class B Shares vote together as a single class; however, the holders of Class B Shares are entitled to cast 10 votes per share, whereas the holders of Class A Shares are entitled to cast one vote per share, on all matters presented to a vote of the Company’s common stockholders.

One June 30, 2015, the Company consummated an initial public offering in which it sold a total of 6,200,000 of its Class A Shares to the public (the “IPO”). In connection therewith, all of the Company’s outstanding Preferred Shares, including those owned by the Reporting Persons, each converted automatically into 0.25 of a share of the Company’s Class B Common Stock. Each Class B Share, in turn, represents a right to acquire, by conversion, at any time at the option of the holder thereof, one share of Class A Common Stock.

CUSIP No. 03783C100	13D	Page 11 of 16 Pages

If any Class B Shares are sold or otherwise transferred by any holder thereof, then, subject to certain exceptions, those Shares will thereupon automatically convert into a like number of Class A Shares. In addition, if the outstanding Class B Shares at any time cease to represent at least 10% of the sum of the outstanding Class B Shares and the outstanding Class A Shares, then all of the outstanding Class B Shares will convert automatically into a like number of Class A Shares.

The sources of funds (i) for the purchases of Preferred Shares by the Investment Funds consisted of working capital and (ii) for the respective purchases of Preferred Shares made individually by Messrs. Bliss and Rauth consisted of their personal funds. Using personal funds, Messrs. Bliss and Duca made purchases of Class A Shares between June 26, 2015 and July 2, 2015. A pension trust of which Mr. Duca is the trustee also purchased Class A Shares with available funds in that pension trust. See Annex A attached to this Schedule 13D for additional information regarding those purchases of Class A Shares.

None of the purchases of Preferred Shares or Class A Shares were funded with borrowings.

Item 4.	Purpose of Transaction

The purchases by the Reporting Persons of their Preferred Shares (and, therefore, the Class B Shares into which their Preferred Shares were converted in connection with the Company’s IPO), and purchases of Class A Shares by Messrs. Bliss and Duca in the IPO and open market purchases of Class A Shares by Mr. Duca were all made for investment purposes. In the future, each of Messrs. Bliss, Duca and Rauth, acting in their individual capacities, or in their capacities as managing members of IGSB or of any of the Investment Funds, may acquire additional Class B Shares or additional Class A Shares or may dispose of any of the Class B Shares or Class A Shares over which they have dispositive power, based on such factors as market conditions, their evaluations of the Company’s performance and prospects and such other factors as may be deemed relevant by any of them.

Except for above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of any securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j) any action similar to any of those enumerated above.

CUSIP No. 03783C100	13D	Page 12 of 16 Pages

However, Messrs. Bliss and Rauth may, solely in the performance of their duties as members of the Company’s Board of Directors, consider and act on proposals or actions of the type described above that may be presented to the Company’s Board for its consideration.

Item 5.	Interest in Securities of the Company

IVP 2 and Venture Fund 2 are the owners of 4,620,529 and 2,430,577 Class B Shares, respectively. As the managing member of IVP 2 and Venture Fund 2, Mr. Bliss possesses the sole power to vote and dispose of those Class B Shares. In addition, Mr. Bliss possesses sole voting and dispositive power with respect to (i) 41,680 Class A Shares which he owns directly, and (ii) a total of 635,758 Class A Shares which he may acquire at any time, at his option, by conversion of a like number of Class B Shares directly owned by him, and (iii) 41,838 Class A Shares which he may acquire at any time, at his option, by conversion of a like number of Class B Shares that he owns indirectly through a family trust. Neither IGSB nor Messrs. Duca or Rauth possess voting or dispositive power over and each of them disclaims beneficial ownership of the Class A Shares owned by IVP 2 and Venture Fund 2.

IVP 3 and Venture Fund 3 are the owners of 1,058,659 and 751,203 Class B Shares, respectively. IGSB, as the manager of both IVP 3 and Venture Fund 3, and Messrs. Bliss, Duca and Rauth, as the managing members of IGSB, may be deemed to share voting and dispositive power over, and, therefore, may be deemed to share beneficial ownership of, a total of 1,809,862 Class A Shares into which those Class B Shares are convertible, representing, in the aggregate, approximately 22.6% of the Company’s outstanding Class A Shares (calculated on an as-if converted basis in accordance with SEC Rule 13d-3). In the case of Mr. Bliss, his beneficial ownership of these 1,809,862 Class A Shares is in addition to his beneficial ownership of the Class A Shares over which he possesses sole voting and dispositive power as described above in this Item 5.

In addition to the 1,809,862 Class A Shares with respect to which, as described above, Mr. Duca may be deemed to share beneficial ownership with IGSB and Messrs. Bliss and Rauth, Mr. Duca possesses sole voting and dispositive power with respect to (i) 293,463 of the Company’s Class A Shares, which he owns directly, and (ii) a total of 585,224 Class A Shares owned by a pension trust of which Mr. Duca is sole trustee.

In addition to the 1,809,862 Class A Shares with respect to which, as described above, Mr. Rauth may be deemed to share beneficial ownership with IGSB and with Messrs. Bliss and Duca, Mr. Rauth possesses sole voting and dispositive power with respect to 5,041 Class A Shares into which a like number of Class B Shares, owned by a limited liability company of which Mr. Rauth is the manager, are convertible.

None of the Reporting Persons effectuated any transactions in any Class A Shares, or any Class B Shares which are convertible into Class A Shares, during the past 60 days, except for the purchases of Class A Shares set forth in Annex A attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

In connection with the Company’s IPO, the Reporting Persons (other than IGSB and Mr. Duca) entered into Lock-Up Agreements with the underwriters in the IPO. Pursuant to such Lock-Up Agreements, each of those Reporting Persons agreed not to directly or indirectly sell, transfer or dispose of any of their Class A Shares or any securities convertible into or exercisable or exchangeable for Class A Shares for a period ending 180 days after the effective date of the IPO, which was June 25, 2015.

The Reporting Persons, as well as certain other owners of Company securities, are parties to an Amended and Restated Investors’ Rights Agreement, dated as of November 26, 2013, which entitles them to certain rights to have the Company register their Class A Shares under the Securities Act of 1933, as amended, including demand registration rights and Form S-3 registration rights.

The foregoing summaries of the Lock-Up Agreements and the Investors’ Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the copies of those Agreements incorporated as Exhibits to this Schedule 13D from the Company’s Registration Statement on Form S-1 (File No. 333-204262). See Item 7 below.

CUSIP No. 03783C100	13D	Page 13 of 16 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.1	Form of Lock-Up Agreement executed by certain of the Reporting Persons for the benefit of the underwriters in the IPO (incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Company’s Registration Statement on Form S-1 (File No. 333-204262).

4.2	Amended and Restated Investors’ Rights Agreement, dated as of November 26, 2013, among the Company and the stockholders named therein (incorporated herein by reference from Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (File No. 333-204262)).

99.1	Joint Filing Agreement.

CUSIP No. 03783C100	13D	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2015

Investment Group of Santa Barbara, LLC

By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB Internal Venture Fund II, LLC

By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB IVP II, LLC

By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB Internal Venture Fund III, LLC

By: Investment Group of Santa Barbara, LLC

	By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB IVP III, LLC

By: Investment Group of Santa Barbara, LLC

	By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

Timothy K. Bliss
Maurice J. Duca
William R. Rauth III

/s/ KIMBERLY SHEA
Kimberly Shea, Attorney-In-Fact

CUSIP No. 03783C100	13D	Page 15 of 16 Pages

Annex A

Purchases of Class A Shares

Set forth below is information relating to purchases of Class A Shares that took place during the past 60 days. No purchases of any Class B Shares and no sales of Class A Shares or Class B Shares were made during that 60 day period.

Purchaser	Date of Purchase	Number of Shares	Price Per Share($)	Nature of Transaction
Timothy K. Bliss:	6/25/15	41,680	$12.00	In the Company’s IPO

Maurice J. Duca:	6/25/15	791,900	$12.00	In the Company’s IPO
	6/29/15	27,939	$14.01	Open Market Purchase
	6/30/15	14,674	$14.08	Open Market Purchase
	7/01/15	40,974	$14.09	Open Market Purchase
	7/02/15	3,200	$13.84	Open Market Purchase